Exhibit 12.3
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges

($ in thousands)
Twelve Months Ended September 30,	2006	2005	2004	2003	2002

FIXED CHARGES:
Interest Expense	$43,316	$40,319	$42,106	$42,309	$44,326
Amortization of Debt Premium, Discount and Expense	566	821	426	855	391
Interest Component of Rentals	1,185	1,266	968	594	12

Total Fixed Charges	$45,067	$42,406	$43,500	$43,758	$44,729

EARNINGS:
Net Income before Dividends on Preferred Stock	$85,841	$89,213	$96,590	$110,898	$48,687
Add:
Income Taxes	51,902	47,393	53,544	68,167	27,751
Total Fixed Charges	45,067	42,406	43,500	43,758	44,729

Total Earnings	$182,810	$179,012	$193,634	$222,823	$121,167

Ratio of Earnings to Fixed Charges	4.1	4.2	4.5	5.1	2.7